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                                                                      August 29, 2008

VIA EDGAR, FACSIMILE AND
OVERNIGHT MAIL
United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:  Jim B. Rosenberg

Re:          Pipex Pharmaceuticals, Inc.
Annual Report on Form 10-KSB
Filed March 31, 2008

Dear Mr. Rosenberg:

Thank you for your August 26, 2008 letter regarding Pipex Pharmaceuticals, Inc. (the “Company”).  Enclosed is Amendment No. 1 to the Form 10-KSB filed on March 31, 2008, which has been marked to show changes from the prior submission.   The changes in the revised annual report reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Company’s Form 10-KSB/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s comment in its entirety followed by our response thereto.

United States Securities
   and Exchange Commission
Attention:  Jim B. Rosenberg
September 2, 2008

Exhibit 31.1 – Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a)

1.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation SB. Please revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB.

Response: Complied with. We have revised the Principal Executive Officer and Principal Financial Officer certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB.

       In connection with responding to the comment, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (561) 483-2796 if you have any questions.  Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

cc: Pipex Pharmaceuticals, Inc.